CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of October 2003


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X    Form 40-F
                     ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No X
               ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

           Bachoco Announces its Third Quarter 2003 Results

    CELAYA, Mexico--(BUSINESS WIRE)--Oct. 27, 2003--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco
UBL), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the third quarter and first nine months ended September 30, 2003. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of September 30, 2003.

    Third Quarter 2003 Highlights:

    --  Total sales for the quarter reached Ps. 2,508.2 million

    --  Chicken sales volume rose 3.3%

    --  Sales of table eggs increased 9.5%, swine sales also improved
        15.9%

    --  EBITDA reached Ps. 113.8 million

    --  EPS of Ps. 0.23 for the quarter, compared to Ps. 0.90 in 3Q02

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco stated, "This quarter, the Mexican peso showed high levels of volatility and expected annual GDP growth continued deteriorating.
    This caused a difficult quarter for our Company - the results for chicken, our main product line, were affected by higher feed costs and excess supply of domestic production. These factors, combined with the continued stagnation of the Mexican economy, made it difficult to increase our prices.
    On a positive note, the Company had an increase in volume of chicken sold and an improvement in the results of its table egg and swine product lines.
    The supply of table eggs was more stable. We had an important price recovery during the quarter compared to the third quarter of the previous year, in part as a result of our efforts to improve our product mix.
    In addition, our financial situation remains strong. We have cash and cash equivalents of Ps. 1,968.1 million and our debt remains at low levels - Ps. 164.1 million - while Capex continues to be financed entirely from resources generated by the Company's operations.
    In general, our sales volume rose year-over-year and our growth plans remain on track while we continue maintaining high quality and service levels in all of our markets."

    THIRD QUARTER 2003 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 2,508.2 million, a decrease of 3.8% compared to Ps. 2,607.1 million reported for 3Q02. This was mainly due to a decline of 6.5% in chicken sales, partially offset by sales increases of 9.5% in table eggs, 15.9% in swine and 0.1% in balance feed.



Net Sales by Product Line             3Q03              3Q02
                                        %                 %
-------------------------------------------------------------
CHICKEN                              78.03%            80.28%
-------------------------------------------------------------
EGGS                                 11.22%             9.85%
-------------------------------------------------------------
BALANCE FEED                          7.16%             6.89%
-------------------------------------------------------------
SWINE AND OTHER LINES                 3.59%             2.98%
-------------------------------------------------------------
TOTAL COMPANY                          100%              100%
-------------------------------------------------------------


    Operating Results

    Bachoco's gross margin was 16.5% in 3Q03, compared to 26.1% in 3Q02, mainly as a result of a reduction in gross margin of our main product line. The Company's operating margin was 1.0%, compared to 12.0% in the same quarter of 2002. EBITDA during the quarter reached Ps. 113.8 million.

    Taxes

    Taxes recognized by the Company during the quarter were Ps. 35.8 million, which includes a net effect of Ps. 2.6 million as per Bulletin E-1.

    Net Income

    Net income for the three-month period ended September 30, 2003, was Ps. 70.0 million. Earnings per share reached Ps. 0.23 compared to Ps. 0.90 reported for the same period of 2002.

    RESULTS BY BUSINESS SEGMENT

    Chicken

    Volume of chicken sold during the quarter increased 3.3% with respect to the same quarter of last year. Chicken prices suffered a reduction of 9.5%, as a result of an excess supply stemming from domestic production and the continued weakness of the Mexican economy, which affected the purchasing power of consumers. Therefore, it was not possible to pass on increases in unit costs, caused by higher feed prices experienced during the quarter, to final prices.

    Table Eggs

    Table egg sales increased by 9.5%, as a result of a significant price recovery, due to a more stable supply of this product in the market. Gross profit increased significantly, by 42.1%, in this business line. Bachoco continues to work on improving its sales mix by introducing packaged products with high brand identification.

    Balance Feed

    Sales of balanced feed remained relatively flat with a slight increase of 0.1% with respect to the same quarter of last year, due to a price increase that was partially offset by an increase in unit costs. Prices and unit costs increased mainly as a result of higher raw material prices. Overall, the gross margin improved.

    Swine and Other Lines

    Sales of swine rose 15.9%, as a result of a 9.2% price increase and a 6.1% sales volume increase. This price increase resulted from more moderate imports, while unit costs remained practically at the same level as in 3Q02.

    NINE MONTH 2003 RESULTS

    Net Sales

    Net sales for the first nine months of 2003 reached Ps. 7,805.2 million, a slight reduction of 1.7% compared to Ps. 7,939.3 million reported for the same period of 2002. This was mainly due to sales increases of 16.4% in table eggs and 1.1% in balance feed, offset by declines of 5.3% in chicken sales and 1.8% in swine sales. These variations were mainly the result of decreases in volume of our main product lines.



Net Sales by Product Line             9M03              9M02

-------------------------------------------------------------
CHICKEN                              78.26%            81.26%
-------------------------------------------------------------
EGGS                                 10.91%             9.22%
-------------------------------------------------------------
BALANCE FEED                          7.05%             6.86%
-------------------------------------------------------------
SWINE AND OTHER LINES                 3.78%             2.66%
-------------------------------------------------------------
TOTAL COMPANY                          100%              100%
-------------------------------------------------------------


    Operating Results

    Bachoco's gross margin reached 20.3% during the first nine months of 2003, compared to 27.1% in the same period of 2002, mainly due to increases in unit costs of our main product lines, which were affected by price increases in raw materials. Consequently, the Company's operating margin was 5.7% compared to 13.2% in the same period of 2002. EBITDA during the first nine months reached Ps. 706.0 million.

    Taxes

    The taxes recognized by the Company during the first nine months were Ps. 89.2 million, which includes a positive effect of Bulletin E-1 in the amount of Ps. 31.9 million.

    Net Income

    Net income for the nine-month period ended September 30, 2003, was Ps. 465.6 million. Earnings per share reached Ps. 1.56, compared to Ps. 3.73 reported for the same period of 2002.

    Balance Sheet

    The Company maintained a healthy financial structure at the end of third quarter of 2003. Liquidity remained solid with cash and cash equivalents of Ps. 1,968.1 million as of September 30, 2003. Debt was reduced from Ps. 195.4 million as of December 31, 2002 to Ps. 164.1 million as of September 30, 2003.
    The current ratio reached 4.3x compared to 1.0x. Capex during the first three quarters was Ps. 551.3 million, financed entirely from resources generated by the operations.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 10,357.4 million for fiscal 2002 divided among the Company's four main product lines as follows: 80.89 % chicken and chicken-related products, 6.87% balanced feed, 9.43% table eggs, and 2.81% swine and other lines.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.



INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(millions of constant pesos as of September 30, 2003, and millions of U.S. dollars, except per share data)

                       3Q03         3Q02           9M03         9M02
                  US$(1)   Ps.       Ps.      US$(1)   Ps.       Ps.
                 ---------------  --------  ----------------  --------
Net Sales           228   2,508     2,607       709   7,805     7,939

Cost of Sales       190   2,094     1,927       565   6,218     5,785

Gross Profit         38     414       680       144   1,587     2,154

Selling, General
 and
 Administrative
 Expenses            35     390       368       104   1,141     1,103

Operating Income      2      24       312        41     446     1,051

Comprehensive
 Financing Cost
 (Income)
  Interest Expense
   (Income)          (5)    (58)      (24)      (11)   (117)      (55)
  Foreign
   Exchange Loss
   (gain)            (2)    (20)       (7)       (3)    (28)      (34)
  Gain from
   Monetary
   Position           0       5         1         1      12        (5)
Total                (7)    (73)      (30)      (12)   (133)      (93)

Other Income Net      1       9        (3)       (2)    (22)       (6)

Income before
 Provisions for
 Income Tax,
 Employee Profit
 Sharing and
 Minority Interest   10     106       339        51     557     1,138

Provisions for:
   Income Tax &
    Asset Tax        (1)     (9)      (14)       (3)    (32)      (39)
   Employee Profit
    Sharing           -       -         -         -       -         -
   Deferred
    Income Taxes     (1)    (15)      (56)       (8)    (89)       11

Income before
 Minority Interest    8      83       269        40     436     1,110

Minority Interest    (0)     (1)       (1)       (0)     (3)       (1)

Net Income            8      83       268        39     434     1,110

Effects of
 Bulletin E-1        (1)    (13)        0         3      32         0

Net income after
 Bulletin e-1         6      70       268        42     466     1,110

Weighted Average
 Units Out.
 (000)          298,754 298,754   297,803   298,106 298,106   297,899
Net Income per
 Unit              0.02    0.23      0.90      0.14    1.56      3.73
Dividend per
 Unit                 -       -         -      0.09    1.01      0.95
--------------------------------  --------  ----------------  --------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.003 per U.S.
dollar, the noon buying rate at September 30, 2003.




INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
CASH FLOW STATEMENT
(millions of constant pesos as of September 30, 2003, and millions of U.S. dollars)

                                               September     September
                                                30, 2003      30, 2002
                                             US$(1)    Ps.      Ps.
                                            --------- ------ ---------
OPERATING ACTIVITIES:
 Net Income                                       42    466     1,110
 Adjustments to Reconcile Net Income to
  Resources Provided by Operating Activities:
   Depreciation and Others                        24    260       242
   Changes in Operating Assets and Liabilities    20    215        82
   Deferred Income Taxes                           6     61       (82)
RESOURCES PROVIDED BY OPERATING ACTIVITIES        91  1,002     1,352

FINANCING ACTIVITIES:
 Increase of Capital Stock                         0      0         0
 Proceeds from Long-term Debt                     (3)   (39)        4
 Proceeds from Short-term Debt                     6     70        57
 Repayment of Long-term Debt and Notes
  Payable                                        (12)  (135)     (156)
 Decrease in Long-term Debt in Constant
  Pesos                                            7     73       (20)
 Cash Dividends Paid                             (27)  (301)     (284)
 Others                                            0      1        (0)
RESOURCES PROVIDED BY (USED IN) FINANCING        (30)  (332)     (400)

INVESTING ACTIVITIES:
 Acquisition of Property, Plant and Equipment    (41)  (443)     (255)
 Minority Interest                                 0      2        (1)
 Others                                            0      5        18
RESOURCES USED IN INVESTING ACTIVITIES           (41)  (437)     (237)

NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS                                      20    233       714

CASH AND CASH EQUIVALENTS AT BEGINNING OF
 PERIOD                                          158  1,735     1,265

CASH AND CASH EQUIVALENTS AT END OF PERIOD       178  1,968     1,979
----------------------------------------------------- ------ ---------

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.003 per U.S.
dollar, the noon buying rate at September 30, 2003.



INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(millions of constant pesos as of September 30, 2003, and millions of U.S. dollars, except per share data)

                                                September     December
                                                 30, 2003     31, 2002
                                             US$(1)     Ps.     Ps.
                                            --------- ------- --------
ASSETS:
 Current Assets
   Cash and Cash Equivalents                     179   1,968    1,735
   Accounts Receivable less Allowance for
    Doubtful Accounts                             28     310      390
   Inventories                                   181   1,992    1,764
   Other Current Assets                           30     334      330
  Total Current Assets                           418   4,603    4,219
 Non Current Assets
   Net Property, Plant and Equipment             694   7,639    7,296
   Other Non Current Assets                       30     327      315
  Total Non Current Assets                       724   7,967    7,612
TOTAL ASSETS                                   1,142  12,570   11,831

LIABILITIES:
 Current Liabilities
   Notes Payable to Banks                          6      68      120
   Trade Accounts Payable                         62     678      268
   Other Accrued Liabilities                      29     314      153
  Total Current Liabilities                       96   1,060      542
 Long-Term Liabilities
   Long-Term Debt                                  9      96       75
   Labor Obligations                               4      43       29
   Deferred Income Taxes                         141   1,554    1,492
  Total Long-Term Liabilities                    154   1,694    1,597
TOTAL LIABILITIES                                250   2,753    2,139

STOCKHOLDERS' EQUITY:
   Capital stock                                 175   1,923    1,923
   Premium in Public Offering of Shares           46     510      546
   Retained Earnings                             969  10,663    9,452
   Net Income for the Year                        42     466    1,513
   Deficit from Restatement of Stockholders'
    Equity                                      (257) (2,826)  (2,767)
   Reserve for Repurchase of Shares               20     224      171
   Minimum Seniority Premium Liability
    Adjustment                                     0       0       (1)
  Effect of Deferred Income Taxes               (108) (1,186)  (1,186)
Total Majority Stockholder's Equity              888   9,773    9,650

Minority Interest                                  4      44       42

TOTAL STOCKHOLDERS' EQUITY                       892   9,816    9,692

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     1,142  12,570   11,831
----------------------------------------------------- ------- --------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.003 per U.S.
dollar, the noon buying rate at September 30, 2003.


    CONTACT: Industrias Bachoco S.A. de C.V., Mexico
             Cristobal Mondragon or Maria Appendini
             phone: 011-52-461-618-3555
             email: maria.appendini@bachoco.net
              or
             i-advize Corporate Communications, New York
             Melanie Carpenter or Blanca Hirani, 212-406-3690 bachoco@i-advize.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Industrias Bachoco, S.A. de C.V.
                                                     (Registrant)



Date: October 27, 2003                      By:  /s/ CP Daniel Salazar Ferrer
                                                -------------------------------
                                          Name:  CP Daniel Salazar Ferrer
                                          Title: Financial Director